02040464

JUN 28 2002

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11 – K

[✓] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001.

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to ______.

Commission file Number 1-9662

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PLACER DOME U.S. INC.
INVESTMENT SAVINGS PLAN

1125 Seventeenth Street, Suite 2310
Denver, Colorado
USA 80202
Telephone: (303) 675-0055

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PLACER DOME INC.

Suite 1600, 1055 Dunsmuir Street
P.O. Box 49330, Bentall Postal Station
Vancouver, British Columbia
Canada V7X 1P1
Telephone: (604) 682-7082

EXHIBIT INDEX

		Page
EXHIBIT 23	Consents of experts and counsel	
* 23.1	Consent of Ernst & Young, LLP, independent auditors.	16

* filed herewith

Financial Statements
and Supplemental Schedule

Placer Dome U.S. Inc. Investment Savings Plan

Years ended December 31, 2001 and 2000
with Report of Independent Auditors

Placer Dome U.S. Inc. Investment Savings Plan

Financial Statements

Years ended December 31, 2001 and 2000

Contents

REPORT OF INDEPENDENT AUDITORS

To the Participants and Administrator of the
Placer Dome U.S. Inc. Investment Savings Plan

We have audited the accompanying statements of net assets available for benefits of the **Placer Dome U.S. Inc. Investment Savings Plan** as of December 31, 2001 and 2000 and the related statements of changes in net assets available for benefits, for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Minneapolis, Minnesota
June 20, 2002.

Ernst & Young LLP

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

all dollar amounts are expressed in United States currency

	December 31, 2001					December 31, 2000				
	Stock Fund $	AIM International Equity Fund $	Loan Fund $	INVESCO Pooled Separate Accounts $	Total $	Stock Fund $	AIM International Equity Fund $	Loan Fund $	INVESCO Pooled Separate Accounts $	Total $
Investments, at fair value:										
Placer Dome Inc. common stock	12,472,906	—	—	—	12,472,906	11,405,316	—	—	—	11,405,316
Money Market Funds	793,055	—	—	—	793,055	575,900	—	—	—	575,900
Loans to participants	—	—	1,112,372	—	1,112,372	—	—	972,990	—	972,990
AIM International Equity Fund	—	119,881	—	—	119,881	—	77,376	—	—	77,376
INVESCO: pooled separate accounts *[note 3]*	—	—	—	4,344,166	4,344,166	—	—	—	2,629,290	2,629,290
Total investments	13,265,961	119,881	1,112,372	4,344,166	18,842,380	11,981,216	77,376	972,990	2,629,290	15,660,872
Contributions receivable:										
Participants	—	—	—	—	—	85,616	1,713	—	47,079	134,408
Company	—	—	—	—	—	38,039	—	—	—	38,039
Net assets available for benefits	13,265,961	119,881	1,112,372	4,344,166	18,842,380	12,104,871	79,089	972,990	2,676,369	15,833,319

See accompanying notes

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

all dollar amounts are expressed in United States currency

	December 31, 2001					December 31, 2000				
	Stock Fund $	AIM International Equity Fund $	Loan Fund $	INVESCO Pooled Separate Accounts $	Total $	Stock Fund $	AIM International Equity Fund $	Loan Fund $	INVESCO Pooled Separate Accounts $	Total $
Additions										
Investment income:										
Net (depreciation) appreciation in fair value of investments	1,645,559	(21,256)	—	(449,402)	1,174,901	(1,142,738)	(29,670)	—	(233,824)	(1,406,232)
Interest income	61,309	1,877	—	32,225	95,411	74,781	715	(12)	19,538	95,022
Dividend income	101,262	—	—	90,627	191,889	113,393	5,680	—	68,901	187,974
Contributions:										
Participants	1,156,479	38,578	—	797,812	1,992,869	1,508,825	42,543	—	788,513	2,339,881
Company	584,324	6,805	—	133,176	724,305	674,142	—	—	—	674,142
Transfers from loan fund	244,023	4,451	(364,192)	115,718	—	294,920	1,491	(354,438)	58,027	—
Total additions	3,792,956	30,455	(364,192)	720,156	4,179,375	1,523,323	20,759	(354,450)	701,155	1,890,787
Deductions										
Benefits paid to participants	(847,237)	(7,210)	(67,076)	(248,791)	(1,170,314)	(1,343,026)	(13,631)	(90,861)	(302,336)	(1,749,854)
Transfers to loan fund	(413,099)	(662)	570,650	(156,889)	—	(296,180)	(6,165)	474,335	(190,763)	(18,773)
Total deductions	(1,260,336)	(7,872)	503,574	(405,680)	(1,170,314)	(1,639,206)	(19,796)	383,474	(493,099)	(1,768,627)
Net (deductions) additions	2,532,620	22,583	139,382	314,476	3,009,061	(115,883)	963	29,024	208,056	122,160
Transfer to other INVESCO funds	(1,371,530)	18,209	—	1,353,321	—	(366,568)	9,713	(885)	357,740	—
Assets available for plan benefits:										
Beginning of year	12,104,871	79,089	972,990	2,676,369	15,833,319	12,587,322	68,413	944,851	2,110,573	15,711,159
End of year	13,265,961	119,881	1,112,372	4,344,166	18,842,380	12,104,871	79,089	972,990	2,676,369	15,833,319

See accompanying notes

NOTES TO FINANCIAL STATEMENTS

(all dollar amounts are expressed in United States currency)

December 31, 2001

1. DESCRIPTION OF THE PLAN

The following description of the Placer Dome U.S. Inc. Investment Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan was established effective July 1, 1985. The purpose of the Plan is to provide eligible employees with the opportunity to accumulate retirement benefits and acquire ownership interest in Placer Dome Inc. ("PDI"), a Canadian corporation and the ultimate parent company of Placer Dome U.S. Inc. ("PDUS"), through a program of regular savings supplemented by company contributions. At December 31, 2001, the Plan has 816 participants [846 at December 31, 2000].

The Plan is designed to take advantage of significant tax deferral advantages provided by Sections 401(a) and 401(k) of the United States Internal Revenue Code (the "Code"). The Plan is also designed and intended to constitute a plan described in Section 404(c) of ERISA. The portion of the Plan which comprises the Company Stock Fund is an employee stock ownership plan as defined in Section 4975(e)(7) of the code which is designed and intended to invest primarily in employer securities.

Eligibility and contributions

Employees who are eligible to participate in the Plan include salaried employees of PDUS, its wholly owned subsidiaries (Golden Sunlight Mines, Inc., and Placer Coal, Inc.), its division (Bald Mountain Mine) its joint venture (Cortez Gold Mines) and Placer Dome Exploration Inc. (the "Participating Companies") who are at least 19 years of age, an eligible employee and completed a 12-month period commencing on the date of hire or any January 1 thereafter during which they complete 1,000 or more hours of service.

Employees who elect to participate may make "Matched Salary Deferrals" to the Plan at a rate elected by the participants, from a minimum of 3% to a maximum of 6% of the participant's earnings (base and overtime). The Participating Companies make "Basic Company Contributions" equal to 50% of the participants' Matched Salary Deferrals, subject to the Participating Companies' right to terminate the Plan. Beginning August 2001, "Basic Company Contributions" shall equal 100% of the aggregate Matched Salary Deferrals & Matched After-Tax employee contributions. Matched After-Tax employee contributions are up to 4% of participant's earnings.

NOTES TO FINANCIAL STATEMENTS

(all dollar amounts are expressed in United States currency)

December 31, 2001

1. PLAN DESCRIPTION (cont'd.)

Participants also have the option of making "Unmatched Salary Deferrals". Total employee Matched and Unmatched contributions may range from 3% to 21% of earnings (base & overtime) to the maximum specified by the Internal Revenue Service of $10,500 for 2001 and 2000. Matched and Unmatched Salary Deferrals are made on a pre-tax basis and are treated as a reduction in currently taxable compensation.

Participants' annual additions to the Plan including both Matched and Unmatched Salary Deferrals and the Participating Companies' matching contributions and cannot exceed the lesser of $35,000 ($30,000 in 2000) or 25% of the participant's compensation for the year.

Vesting

A participant's interest in his or her Matched and Unmatched Salary Deferral accounts and the Company Match account is fully vested at all times and not subject to forfeiture.

Administration

The Trustee and record keeper for the Plan is INVESCO Retirement Plan Services.

The Plan is administered by PDUS, which determines questions of eligibility for participation, interprets the Plan, communicates with participants and their beneficiaries and is otherwise generally responsible for Plan operations. Participants receive quarterly statements showing the status of their accounts, including the fair market value. All direct expenses of the Plan are borne by PDUS except for loan set up and maintenance fees and distribution fees, which are borne by the participant.

Distributions and refunds to participants

A participant is entitled to receive his or her Plan benefits upon the occurrence of any of the following events: (i) termination of employment; (ii) attainment of age 59 ½ if the participant requests distribution; (iii) the participant's death; or (iv) the Plan is terminated without creation of a successor plan. Benefits are distributed in the form of a lump sum payment.

NOTES TO FINANCIAL STATEMENTS

(all dollar amounts are expressed in United States currency)

December 31, 2001

1. PLAN DESCRIPTION (cont'd.)

Loans to participants

Participants are permitted to borrow a portion of their account balances. There is a limit of one loan in a 12 month period and only one loan outstanding at any one time. The loan must be for a minimum of $1,000 and cannot exceed the smallest of the following: (i) $50,000 reduced by an amount equal to the participant's highest outstanding loan balance during the preceding 12 months or (ii) 50% of the participant's account. The loan is amortized with regular principal and interest payments through payroll withholding. The principal and interest paid by the participant are reinvested in the participant's account on a pro-rata basis in the funds and sources from which the loan was made. Interest on the loans will be calculated at a fixed rate equal to the prime interest rate quoted in the Wall Street Journal on the first business day of the month on which the loan is made, plus 2%.

2. ACCOUNTING POLICIES

The financial statements are prepared on the accrual basis of accounting with investments carried at fair value. Investments in PDI common stock are valued on the last business day of the year at the closing price as shown by the New York Stock Exchange Composite Listing. Short-term investments are valued at cost, which approximates fair value. The fair value of the participation units in pooled separate accounts are based on quoted redemption values on the last business day of the Plan year. Loans to participants are valued at their outstanding balance which approximates fair value. In accordance with the policy of stating investments at fair value, the change in net unrealized appreciation or depreciation for the year is included in the Statement of Changes in Net Assets Available for Benefits, in the period in which the change occurs.

Dividend income is shown net of foreign taxes on PDI stock, and interest income is presented net of the Trustee's cash management fee.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS

(all dollar amounts are expressed in United States currency)

December 31, 2001

2. ACCOUNTING POLICIES (cont'd.)

Credit risk

Financial instruments which potentially subject the Plan to credit risk consist primarily of investments. As at December 31, 2001, investments in Placer Dome Inc. common stock represented 66% [2000 - 73%] of investments.

3. PLAN INVESTMENTS

Matched and Unmatched Salary Deferrals are invested in PDI common stock (the "Company Stock Fund") or on of the one of seven mutual funds provided through INVESCO Retirement Plan Services. These transactions qualify as party-in-interest transactions. Prior to August 2001, Matched Salary Deferrals were required to be invested in the Company Stock Fund. Typically a small cash balance of between 3% and 6% of the total is included in the Company Stock Fund, to facilitate a daily cash transaction environment.

INVESCO pooled separate account fund options are aggregated in the financial statements. The aggregated fund option activity and financial results are not necessarily indicative of the activity or financial results of any one fund option.

INVESCO	2001 $	2000 $
Pooled separate accounts		
Invesco Dynamics Fund	**980,179**	832,189
Invesco Select Income Fund	**477,059**	143,146
Invesco Value Equity Fund	**337,428**	155,672
Invesco Total Return Fund	**373,859**	231,943
Invesco Retirement Trust 500 Index Fund	**1,034,013**	871,705
Invesco Retirement Trust Stable Value Fund	**1,141,628**	394,635
	4,344,166	2,629,290

NOTES TO FINANCIAL STATEMENTS

(all dollar amounts are expressed in United States currency)

December 31, 2001

4. TAXES

The Plan has received a determination letter from the Internal Revenue Service dated August 17, 1995, stating that the plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. PDUS believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. TERMINATION OF THE PLAN

PDUS expects to continue the Plan indefinitely, but has the authority to amend or to terminate the Plan at any time and for any reason, subject to the provisions of ERISA. In the event of termination, the Trustee shall continue to hold such assets until all assets of the Plan are allocated to accounts and distributed to members or beneficiaries in accordance with applicable law and pursuant to written rules and procedures as provided in the Plan. In addition, upon termination, neither PDUS nor any other person shall have a liability or obligation to provide additional benefits. Participants or beneficiaries shall obtain benefits solely from the trust fund.

6. SUBSEQUENT EVENT

Effective January 1, 2002, the Placer Dome U.S. Inc. Investment Savings Plan and the Getchell Gold Corporation 401(k) Savings Plan were merged to become the PDA 401(k) Savings Plan. Placer Dome Inc. merged the savings plans in order to retain a single vendor to provide consolidated administration, investment management and trust/custody services.

The PDA 401(k) Savings plan is a qualified defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Milliman & Robertson, Inc. provides administration of the Plan and Charles Schwab Trust Company provides trust services.

Supplemental Schedule

Employer Identification Number: 94-1267115
Plan Number: 002

Placer Dome U.S. Inc. Investment Savings Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(all dollar amounts are expressed in United States currency)

December 31, 2001

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
Placer Dome Inc.*	1,276,457 shares of common stock	$15,722,678	$12,472,906
Invesco Retirement Plan Services	Money market fund	793,055	793,055
Invesco Retirement Plan Services	61,530 units of INVESCO Dynamics Fund*	1,206,962	980,179
Invesco Retirement Plan Services	88,673 units of INVESCO Select Income Fund*	511,348	477,059
Invesco Retirement Plan Services	17,198 units of INVESCO Value Equity Fund*	374,185	337,428
Invesco Retirement Plan Services	14,948 units of INVESCO Total Return Fund*	409,615	373,859
Invesco Retirement Plan Services	37,048 units of IRT 500 Index Fund*	1,126,338	1,034,013
Invesco Retirement Plan Services	1,141,628 units of IRT Stable Value Fund*	1,141,628	1,141,628
Invesco Retirement Plan Services	8,046 units of AIM International Equity	148,807	119,881
Loans to participants*	Interest rate: 7% to 11.5% maturing through 2007		1,112,372
			$18,842,380

*Indicates party-in-interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

PLACER DOME U.S. INC.
INVESTMENT SAVINGS PLAN

June 27, 2002

By: ______________________________
William M. Hayes
President and Chief Executive Officer,
Placer Dome U.S. Inc.

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 33-21942 and 33-27797) pertaining to the Placer Dome U.S. Inc. Investment Savings Plan of our report dated June 20, 2002, with respect to the financial statements and schedule of the Placer Dome U.S. Inc. Investment Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst & Young LLP

Minneapolis, Minnesota,
June 27, 2002